Exhibit 1.04

For More Information:

Investor Relations	Media Relations

Monish Bahl CDC Corporation 678-259 8510 MonishBahl@cdcsoftware.com	Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Games and Leading Game Developers Form Alliance to Protect Online Game Industry from Piracy

Landmark Piracy Cases Result in Convictions Including Prison Sentences and Fines

BEIJING, ATLANTA — Sept. 13, 2007 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and a pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today that the company, along with several other leading game developers, has founded the Online Games Alliance Against Piracy (OGAAP) to fight the piracy of online games in China.

Piracy costs the global entertainment industry billions dollars of lost revenues every year, and this problem has been particularly rampant in the booming China market. Piracy activities include operators who have set up private servers and macro programs that mimic some of the most popular online games.

As part of its commitment to fight online games piracy, OPTIC Communications, which is now part of CDC Games, has helped the China government convict two operators of “piracy for profit” of one of their online fantasy games called MIR III. These two landmark cases are among the first of their kind in China and each resulted in criminal convictions. The first case, known as the “Tianzi case” involved a private server operator that was running illegal copies of the MIR III game online. The conviction of the operator included the seizure of all their equipment and a three-year prison sentence. The second case, known as the “007 case”, recently concluded in August 2007 with a six-year prison sentence and a fine of (U.S.) $67,000. In this case, the operator was running an illegal macro program that allowed players to purchase online game merchandise such as special powers and weapons. With over 20 million users currently registered as players of MIR III, the revenue impact was substantial before the illegal operation was shut down.

The goals of OGAAP are to establish a platform for industry participants and stakeholders to exchange ideas and share experiences; conduct market and technology research; propose industry-wide policies and practices; and lobby relevant government bodies and lawmakers to enact anti-piracy legislation. The alliance will also actively promote public awareness of copyrighted online game usage, educate online game players about copyrighted content and vigorously pursue the continued shutdown of pirated online games as well as the arrest and conviction of their operators.

Other founding members of the OGAAP alliance include leading developers such as: CCP, the Iceland-based developer of EVE Online; Ons On Soft Co. Ltd., the Korea-based developer of Shine; Sonokong Co. Ltd., the Korea-based developer of Shaiya, and Come on Baby; T3 entertainment, the Korea-based developer of Audition online game; and Wemade Entertainment, the Korea-based developer of Legend of Mir II and MIR III online games. CDC Games is also actively recruiting others in the online game industry to join OGAAP in this united front against piracy.

OGAAP, to be a non-profit organization headquartered in Beijing, is already in discussions with several of China’s governmental organizations that oversee the games industry to seek their guidance and support of this initiative. These agencies include the China Game Publishers Association (CGPA) as well as top authorities governing press and publications, copyright administration and protection of intellectual property rights.

“At CDC Games, we have long recognized the potential severity of illicit piracy activities, and have achieved success in individual campaigns against piracy,” said Peter Yip, CEO of CDC Games. “The formation of OGAAP is a milestone achievement for the online game industry and will seek to leverage the combined power, experience and efforts of many key industry players. Like other segments in the entertainment industry, we have experienced an increase in piracy, especially with some of our more popular online games. Our primary objective is to reduce, and if possible, eliminate these piracy challenges so our industry can continue its vibrant growth throughout China. This alliance and the recent successful convictions of illegal operators are major steps in achieving our objectives.”

For more information regarding participation in OGAPP, please contact Dr. Xiaowei Chen, president of CDC Games at Xiaowei.Chen@bj.china.com, or Mr. John Huen, COO of CDC Games’ OPTIC Communications business unit at JohnHuen@optisp.com.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

CDC Games is one of the market leaders of online and mobile games in China with over 100 million registered users. The company’s hit title Yulgang was among the first “free-to-play, pay-for-merchandise” online games in China and has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.  CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. CDC Games Studio recent investments include Gorilla Banana and Mgame, the developer of Yulgang, in Korea, and Auran, the developer of “Fury”, which received the “Most Surprising” award at the 2006 E3, in Australia.  In August 2007, CDC Games formed a new subsidiary called CDC Games International (CGI) and CDC Games USA to launch new games internationally and to position CDC Games as a global publisher of online games.  For more information on CDC Games, visit: www.cdcgames.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability to form OGAAP, the ability of OGAAP to attract other game publishers as members, the ability of OGAAP to obtain the support of relevant government regulators in China, the ability of OGAAP to combat piracy of online games in China, achieve convictions of pirates, shut down unauthorized servers, educate consumers of the harm caused by pirates, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the future growth of the online gaming industry, the introduction of competitive products and technology, the attractiveness of the products in the CDC Games portfolio, the introduction of new technologies which facilitate pirating, the response of the government to the concerns caused by pirating, and the ability of competitors to work together to combat the pirating threat. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise

###